

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 19, 2018

<u>Via Email</u>
Mr. Robin N. Lowe
Chief Financial Officer
Front Yard Residential
c/o Altisource Asset Management Corporation
5100 Tamarind Reef
Christiansted, USVI 00820

> **Re:** **Front Yard Residential Corporation**
> **Form 10-K**
> **Filed March 1, 2018**
> **Form 8-K**
> **Filed May 8, 2018**
> **File No. 001-35657**

Dear Mr. Lowe:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities